UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41568

Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86829999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Extraordinary General Shareholders Meeting

On November 20, 2025, 11:00 a.m. Beijing Time (November 19, 2025, 10:00 p.m. Eastern Time), Erayak Power Solution Group Inc (the “Company”) held its 2025 extraordinary general shareholders meeting (the “EGM”) at No. 528, 4th Avenue, Binhai Industrial Park, Wenzhou, Zhejiang Province, People’s Republic of China 325025. Holders of 854,061 Class A ordinary shares and 40,910 Class B ordinary shares of the Company were present in person or by proxy at the EGM, representing approximately 52.67% of the combined voting power of Class A and Class B ordinary shares as of the record date of October 15, 2025, and therefore constituting a quorum of at least one-third of the ordinary shares outstanding and entitled to vote at the General Meeting as of the record date. All matters voted on at the EGM were approved. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

	For	Against	Abstain
Proposal 1: By an ordinary resolution, (a) to approve an increase of the Company’s authorized share capital from US$50,000 divided into 2,272,727.2̅7̅ ordinary shares of a par value of US$0.022 each comprising (i) 2,045,454.5̅4̅ class A ordinary shares of a par value of US$0.022 each and (ii) 227,272.7̅2̅ class B ordinary shares of a par value of US$0.022 each, to US$220,000,000 divided into 10,000,000,000 ordinary shares of par value US$0.022 each comprising (i) 9,000,000,000 class A ordinary shares of a par value of US$0.022 each and (ii) 1,000,000,000 class B ordinary shares of a par value of US$0.022 each.	868,608	11,391	720

Proposal 2: By a special resolution, subject to and conditional upon the passing of Proposal One, to adopt the fourth amended and restated memorandum and articles of association of the Company (the “Restated M&A”) in substitution for and to the exclusion of the existing third amended and restated memorandum and articles of association of the Company, to (i) reflect the Share Capital Increase described in Proposal One and (ii) incorporate certain post-IPO language, corporate-governance provisions, and housekeeping amendments customary for a listed Cayman Islands exempted company, as more particularly described in and in the form of the Restated M&A attached to the notice of meeting.	868,623	11,293	802

Proposal 3: By an ordinary resolution, to adjourn the Extraordinary General Shareholders Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the meeting to approve the proposals described above.	869,374	10,314	1,028

EXHIBIT INDEX

Exhibit No.	Description
99.1	The Fourth Amended and Restated Memorandum and Articles of Association, dated November 20, 2025*

*	Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Erayak Power Solution Group Inc

Date: November 20, 2025	By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	Chief Executive Officer

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